July 19, 2024

Kyle Jason Kiser
Chief Executive Officer
CONX Corp.
5701 S. Santa Fe Dr.
Littleton, CO 80120

       Re: CONX Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 12, 2024
           File No. 333-279770
Dear Kyle Jason Kiser:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 26, 2024 letter.

Form S-1/A filed July 12, 2024
Cover Page

1. We partially reissue prior comment 1. Please revise to highlight the significant number of common shares being registered in this offering as compared to the limited public float of the company, so investors can clearly understand the potential significant dilution relating to the issuance of these shares and the potential negative impact on the market price of the common stock.
Prospectus Summary, page 1

2. We note your response to prior comment 5. Revise your prospectus summary to disclose the price that the Sponsor paid for the private placement warrants. Highlight any differences in the current trading price, the prices that these shareholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and
 July 19, 2024
Page 2

       warrants. Disclose that while the Sponsor and the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Sponsor and selling securityholders will earn based on the current trading price.
General

3. We note the updated disclosure relating to the withdrawal of your appeal of the Nasdaq trading suspension. Please revise disclosure throughout as necessary in light of the delisting of your securities and the impact upon this offering. For instance, provide additional disclosure of the application of state blue sky laws to this offering, whether this will increase the likelihood that the warrants will be exercisable on a cashless basis, and any resultant risks.
       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Mario Schollmeyer